June 5, 2025

Richard H. Haywood, Jr.
Chief Executive Officer
Solarius Capital Acquisition Corp.
PO Box 2248
Darien, CT 06820

       Re: Solarius Capital Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted May 9, 2025
           CIK No. 0002065948
Dear Richard H. Haywood Jr.:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Where you state on your cover page that "[y]our initial shareholders, which include
       [y]our sponsor, currently own an aggregate of 5,750,000 Class B ordinary shares,"
       please revise to disclose the total aggregate amount and per-share amount the sponsor paid for these shares and to disclose more clearly, if true, that these are the founder shares.
2. We note your cover page disclosure stating the "completion window" is 21 months from the closing of the offering appears to conflict with your disclosure on page 1 that states the "completion window" may also be "such other time period in which
       [you] must complete an initial business combination pursuant to an amendment to
 June 5, 2025
Page 2

       [y]our amended and restated memorandum and articles of association." Please revise to reconcile your disclosure or otherwise revise.
3. We note that you intend to apply to have your units listed on Nasdaq and that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please also state whether this offering is conditioned on Nasdaq approval.
Summary
The Offering
Ability to extend time to complete business combination, page 23

4. Please revise to disclose the maximum amount of time you have to complete an initial business combination under the Nasdaq rules you reference in this section.
Manner of conducting redemptions, page 26

5. Please revise under this heading and where else you discuss redemption rights for public shareholders in connection with a charter amendment to change or extend the deadline to complete your initial business combination to disclose whether shareholders can redeem their shares regardless of whether they abstain, vote for, or vote against the extension.
Conflicts of Interest, page 31

6. We note your disclosure on page 18 and elsewhere that "[n]one of the private placement warrants will be redeemable by [you]" whereas the public warrants may be called for redemption. Please revise under this heading and your Conflicts of Interest section starting on page 122 in your Prospectus to provide disclosure regarding this conflict of interest as it appears that the warrants held by the sponsor may enable it to profit at times when an unaffiliated security holder may not be able to profit.
Additional Financings, page 33

7. Please revise under this heading and where else you discuss possible PIPE financings to disclose any circumstances or arrangements in connection with such possible PIPE financings under which the sponsor could transfer ownership of securities of the
       SPAC or that could result in the surrender or the cancellation of such securities or otherwise advise. Refer to Item 1603(a)(6) of Regulation S-K.
Risks, page 34

8. We note your disclosure in the third bullet point on page 35 that because of the significant competition for business combination opportunities, it may be more difficult for you to complete an initial business combination. Please also disclose here, and in the related full risk factor, that significant competition may also impact the attractiveness of the acquisition terms that you may be able to negotiate.
 June 5, 2025
Page 3
Risk Factors
We may not be able to complete an initial business combination..., page 54

9. Please expand the last paragraph of this risk factor to also address the risk that the public warrants would expire worthless if you were not able to complete an initial business combination as a result of CFIUS review.
Our warrant agreement will designate the courts of the State of New York..., page 67

10. We note the exclusive forum provision in your warrant agreement is intended to apply to actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Dilution, page 77

11. Footnote (1) to your tabular dilution disclosure on page 78 indicates that the net proceeds from this offering and the sale of private units represents your gross proceeds less $750,000 in offering expenses and underwriting commissions of
       $3,000,000. Please revise to clarify that net proceeds also assume reimbursement by your underwriters of $1,500,000 in expenses as disclosed on page 75. Capitalization, page 80

12. As it relates to the as adjusted carrying amount of your Class A ordinary shares subject to redemption, please revise to clarify the basis on which the carrying value of such shares are measured. Refer to ASC 480-10-S99-3A.

        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Daniel Nussen, Esq.